UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Director Appointment

On August 6, 2017, the Board of Directors of China Ceramics Co., Ltd. (the “Company”) appointed Mr. Roy Tan Choon Kang as an independent director and a member of the Audit, Compensation and Nominating committees, respectively. Mr. Tan meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under the US securities laws for the membership on the Audit Committee. Following Mr. Tan’s addition to the standing committees of the Board, their respective memberships are as follows: (i) Audit Committee: Jianwei Liu (Chair and the Audit Committee financial expert), Roy Tan, Chengliang Shen, Cheng Davis and Liu Jun; (ii) Compensation Committee: Shen Chengliang (Chair), Liu Jun and Roy Tan; and (iii) Nominating Committee: Shen Chengliang (Chair), Liu Jun and Roy Tan.

Mr. Tan commenced his career at the Government of Singapore Investment Corporation (GIC) in 1996 at the Economics & Strategy Department handling GIC’s equity and fixed income investments in North America and Latin America. From February 1, 2009 to December 31, 2016, Mr. Tan held the title of Managing Partner of One Tree Partners PTE Ltd., an asset management company. From November 2016 to July 31, 2017, Mr. Tan held the office of the CFO of Fuse Enterprises Inc., a digital marketing and mining company. Mr. Tan holds a joint MBA degree from National University of Singapore and Columbia University, NY (1999).

Other Events

On August 10, 2017, the Company issued a press release announcing the appointment of Roy Tan to the Board. A copy of the press release making the announcement is attached as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit	Description

99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: August 10, 2017